RAINCHIEF ENERGY

Trading Symbol: RCFEF	October 28, 2010

RAINCHIEF ACQUIRES SOLAR ENERGY COMPANY

Vancouver, BC – October 28, 2010: RainChief Energy (Rainchief) (OTC.QB: RCFEF) is pleased to announce the acquisition of Vancouver-based JayDoc Capital Corporation (JayDoc).

As a result of the JayDoc acquisition, RainChief has entered into and will now be focused on the financing and development of photovoltaic (PV) solar energy projects in European Union countries. Specifically, the Company will invest in feed-in-tariff (FiT) environments, like Italy, which create long-term, low-risk revenue streams that facilitate high-leverage financing (80/20 debt-to-equity) with non-recourse project loans. Future growth will be driven by the strategic development and/or acquisition of additional solar power facilities under long-term contract in markets with high retail electricity prices and strong solar irradiation, with the ultimate goal of producing low-cost, clean electricity at attractive returns.

To aggressively develop this unique business opportunity, RainChief has established operational partnerships for the assessment, development and management of turnkey PV solar projects. The combined group will bring together highly professional organizations with expertise in all relevant aspects of renewable energy project development. The organizations have extensive experience in this specialized sector and combine technical and financial expertise with on-the-ground knowledge and regulatory awareness. The operational partners also provide RainChief with in-depth knowledge of the incentive framework and the approval process required for official authorized PV projects in Italy and other jurisdictions. Additionally, the group has the professional background to determine authorized sites for potential project development and to source and manage bankable EPC contractors with a proven record of PV project design, engineering and construction.

Terms of the acquisition by RainChief “Purchaser” of JayDoc “Target” include a business combination whereby the Purchaser purchases all of the securities from Target in exchange for an aggregate of four million (4,000,000) restricted (Rule 144) common shares of the Purchaser (being one Purchase Share for each three issued Target Shares), paid pro rata, and an additional six million (6,000,000) restricted escrowed common shares (Escrow Shares) of the Purchaser (being 0.05 Purchaser Shares for each Target Share) paid pro-rata (the “Acquisition”). The Escrow shares will be subject to a standard form escrow agreement and will have a total of five (5%) percent release pro-rata with each one (1) megawatt of solar capacity brought into commercial delivery to the grid. An additional six (6) million warrants will be issued to Target subject to a five (5%) percent release pro-rata per megawatt exceeding 20 megawatts. The Escrow Shares and warrants will become eligible to vote on an as earned basis and all Escrow Shares not released within ten (10) years will be cancelled. The warrants are exercisable at $0.02 per share of the purchaser and expire five years from the date of issue.

“This is an exciting move for our company,” stated RainChief President, Brad Moynes. “It positions us in a new energy sector with partners that bring experience and professional knowledge to the acquisition and development of PV solar projects. We will be announcing a number of partners in the very near future.”

For additional information, please contact:

“Brad Moynes”

Brad Moynes, President
Tel:	+1-604-687-7828
Fax:	+1-604-687-7848

Forward-Looking Information:

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Rainchief Energy